Mailstop 3561
                                                           September 25, 2018

Via E-mail
Helmy Eltoukhy
Chief Executive Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

       Re:      Guardant Health, Inc.
                Amendment No. 2 to Registration Statement on Form S-1 Filed September 21, 2018
                File No. 333-227206

Dear Mr. Eltoukhy:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2018 letter.

Provisions in our corporate charter documents and under Delaware law...., page
54

Amended and restated certificate of incorporation and amended and restated bylaws, page 167

1. We note your response to prior comment 1 regarding your forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. However, it is not clear from your revised disclosure whether this provision applies to actions arising under the Exchange Act. In that regard, we note that your revised disclosure appears to be provided only as an example that a court could find your choice of forum provision to be inapplicable or unenforceable. Please revise your disclosure to clarify whether your exclusive forum provision would require actions arising under the Exchange Act to be dismissed by the Court of Chancery of the State of
       Delaware before they could be brought in federal court. As noted in prior comment 1,
 Helmy Eltoukhy
Guardant Health, Inc.
September 25, 2018
Page 2

        Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
        Exchange Act, please also ensure that the exclusive forum provision in your certificate of incorporation states this clearly.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.


                                                            Sincerely,

                                                            /s/ Brigitte
Lippmann (for)

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages, Apparel,
                                                            and Mining

cc:     B. Shayne Kennedy
        Latham & Watkins LLP